Exhibit 99.1

DIRECTOR RESIGNATION POLICY

September 3, 2026

1.	Purpose

Under Article II, Section 7 of the Amended and Restated Bylaws of Vaxart, Inc. (the “Company”), a nominee for director to the Company’s Board of Directors (the “Board”) in an uncontested election is elected if the nominee receives a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. This Director Resignation Policy (this “Policy”) address the situation in which a nominee for the Board receives more “withhold” votes than votes “for” election (a “Majority Withheld Vote”). For purposes of this policy, an “uncontested election” means any election of directors in which the number of nominees for election does not exceed the number of directors to be elected. Neither abstentions nor broker non-votes will be deemed to be voted for or withheld from a director’s election for purposes of this Policy.

2.	Agreement to Resign

By accepting a nomination to stand for election or re-election as a director of the Company or an appointment as director to fill a vacancy or new directorship, each candidate, nominee, and appointee agrees, subject to fiduciary duties and applicable law, that if, in an uncontested election of directors, they receive a Majority Withheld Vote, they shall promptly tender a written offer of resignation to the Chairman of the Board (or, if there is not then a Chairman, to the Lead Director or Lead Independent Director, or if there is not then a Chairman, Lead Director, or Lead Independent Director, to the Chair of the Committee (as defined below)) following certification of the stockholder vote from the meeting at which the election occurred.

3.	Timing and Evaluation

The Nominating and Governance Committee of the Board (the “Committee”) will promptly consider the director’s offer of resignation and recommend to the Board whether to accept the resignation or reject it. The Board will act on the Committee’s recommendation within 90 days following certification of the stockholder vote following receipt of the recommendation.

In evaluating the director’s resignation, each of the Committee and the Board shall consider all factors they deem relevant, which may include (i) the perceived reasons for the Majority Withheld Vote, (ii) the qualifications and tenure of the director, (iii) the director’s expected future contributions to the Company, and (iv) the overall composition of the Board and the Company’s ability to find a qualified replacement, and (v) whether accepting the resignation would cause the Company to violate any applicable rule or regulation (including relevant stock exchange listing standards and federal securities laws) or any of its material agreements.

4.	Public Disclosure

After the Board makes a formal decision on the Committee’s recommendation, the Company shall publicly disclose this action in a Form 8-K filed with the U.S. Securities and Exchange Commission within four business days of the decision if either required to do so or if deemed prudent in the discretion of the Board or management. If the Board has determined to take any action other than acceptance of the resignation, any such Form 8-K may also include the Board’s rationale supporting its decision.

5.	Participation

Any director who tenders their offer of resignation pursuant to this Policy will recuse himself or herself from any deliberations or actions by the Committee or the Board regarding his or her resignation and shall otherwise continue to serve as a director during this period.

2